TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

YEAR ENDED DECEMBER 31, 2022

CONTENTS

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SEC FILE NUMBER
8-51370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TJM Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

318 W ADAMS ST,. FL 9
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Colleen Risinger	312 432-5102	colleen@tjmbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – if individual, state last, first, and middle name)

150 N. Wacker Drive, Suite 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

11/05/2003	851
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Risinger _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of December 31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Official Seal
Marlen Rojo
Notary Public State of Illinois
My Commission Expires 9/6/2026

Marlen Rojo
Notary Public

Signature: _Colleen Risin_

Title: FinOp

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

To the Members of
TJM Investments, LLC and Subsidiary
Chicago, Illinois

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of TJM Investments, LLC and Subsidiary as of December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of TJM Investments, LLC and Subsidiary as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of TJM Investments, LLC and Subsidiary's management. Our responsibility is to express an opinion on TJM Investments, LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TJM Investments, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as TJM Investments, LLC and Subsidiary's auditor since 2017.

Chicago, IL

March 31, 2023

TJM INVESTMENTS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$	612,724
Due from broker		8,984
Due from employees		214,668
Due from other		57,080
Employee retention credit receivable		1,074,065
Recievable from broker-dealers and clearing organizations,		
net of allowance for doubtful accounts of $5,000		4,388,439
Deposits with clearing organizations and others		1,360,500
Prepaid expenses		74,923
Secured demand notes		1,900,000
Security deposits		15,797
Right of use asset, office sub-lease		88,374
	$	9,795,554

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	3,880,217
Due to affiliates		597,073
Secured demand notes and note payable to member		2,800,000
Lease liability, office sub-lease		88,374
		7,365,664
Members' capital:		
Controlling interest		2,376,396
Noncontrolling interest in subsidiary		53,494
		2,429,890
	$	9,795,554

See Notes to Consolidated Statement of Financial Condition.

4

TJM INVESTMENTS, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

1. Organization:

TJM Investments, LLC (Investments) is an Illinois limited liability company formed for the purposes of conducting business as a broker-dealer in securities. Investments is an approximately 96% owned subsidiary of TJM Holdings, LLC (the Parent). Investments is registered with the Securities and Exchange Commission (SEC), the National Futures Association (NFA) and the Financial Industry Regulatory Authority (FINRA). Investments is scheduled to terminate operations on December 31, 2046. As a limited liability company, each member's liability is limited to the capital invested.

Investments has business operations in the United Kingdom (U.K.) through TJM Europe, LLP (Europe), a U.K. subsidiary. Investments owns 100% of TJM International Ltd. (International), which owns 85% of Europe. Europe is registered with the Commodity Futures Trading Commission (CFTC) as an independent Introducing Broker and is a member of the National Futures Association (NFA). Europe introduces customers to Investments and earns introducing broker fees based on the clients and trades introduced.

The consolidated financial statement includes the accounts of Investments and its wholly owned subsidiary, International (collectively, the Company). All significant intercompany balances and transactions have been eliminated.

Investments operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Investments clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company maintains its cash in domestic and foreign bank accounts which, at times, may have exceeded insured limits. The amounts held in excess of insured limits at December 31, 2022 were $202,152. The Company has not incurred any losses on the accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

2.   Significant Accounting Policies – continued:

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Interest income and expense are recognized on an accrual basis.

The receivable from broker-dealers and clearing organizations is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the receivable from broker-dealers and clearing organizations.

Investments is treated as a partnership for federal income tax purposes and, as such, is not liable for federal income taxes. Members report their respective shares of income and losses on their individual tax returns. However, Investments is subject to Illinois Replacement Tax; accordingly, a provision for state taxes has been considered in these consolidated financial statements. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing Investments' tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and asset or liability, respectively, in the current year. For the year ended December 31, 2022, management has determined that there were no material uncertain income tax positions. Investments is not subject to examination by United States federal and state tax authorities for tax years before 2019. Investments prepares its income tax returns on the cash basis.

Management of the Company has reviewed and evaluated subsequent events through March 31, 2023, the date on which the consolidated statement was available to be issued. See Note 9.

3.   Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

3. Fair Value of Financial Instruments – continued:

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1.   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments considered as Level 1 include listed debt and equity securities.

- Level 2.   Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. Fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration generally include quotes received from outside brokers, maturity of securities, values of underlying securities, etc. The types of investments considered as Level 2 include certain corporate bonds and loans, restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- Level 3.   Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. The types of investments considered as Level 3 include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Recorded amounts of cash, receivables, deposits, prepaid and accrued expenses, payables, and promissory notes approximate fair value, generally based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy.

4. Related Party Transactions:

Certain shared expenses of the Company are paid by affiliates and reimbursed. The amount due to affiliates was $597,073 at December 31, 2022.

The Company is managed by the Parent. The management agreement calls for fees computed quarterly in advance on the first day of each quarter and are typically paid monthly. Total management fees for the year ended December 31, 2022 were $2,700,000.

The Company paid the Parent rent under a sub-lease for use of its Chicago office facilities. See Note 8.

5. Liabilities Subordinated to Claims of General Creditors and Secured Demand Notes:

The Company had $2,800,000 in liabilities subordinated to claims of general creditors at December 31, 2022, as follows:

The Company has a $900,000 subordinated loan from a member maturing on March 31, 2024 with a stated rate of interest of 8% per annum, but is subject to increase. No principle payments will be made until the loan matures. Interest expense was $126,000 for the year ended December 31, 2022. All interest due on the loan was paid as of December 31, 2022.

The Company also had several subordinated borrowing arrangements with members through secured demand notes totaling $1,900,000. The secured demand notes range from $400,000 to $1,000,000 with stated interest rates of 6% per annum, but are subject to increase. The maturity dates of these notes range from March 31, 2024 through July 31, 2025. Cash and securities of certain members totaling $2,657,763 as of December 31, 2022 have been pledged as collateral. No principle payments will be made until the notes mature. Interest expense was $228,000 for the year ended December 31, 2022. All interest due on the notes was paid as of December 31, 2022. As of December 31, 2022, the Company had no borrowings under their secured demand notes.

Subordinated borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for Investments' continued compliance with minimum net capital requirements, they may not be repaid.

FINRA, the Designated Self-Regulatory Organization of Investments, and the NFA have approved these borrowings as acceptable regulatory capital. These liabilities are subordinated to the claims of the present and future general creditors and the loan agreements provide that the debt cannot be repaid if such repayments will cause Investments to fail to meet the financial requirements established by the SEC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

6. Off-Balance-Sheet Credit Risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions, where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing brokers with which it conducts business.

7. Net Capital Requirements:

Investments is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, Investments is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2022, Investments had net capital of $2,347,513, which was $2,047,494 in excess of its required net capital. At December 31, 2022, Investments' aggregate indebtedness to net capital ratio was 1.9170 to 1.

Europe is subject to the CFTC minimum financial requirement for IBs (regulation 1.17). At December 31, 2022, Europe had net capital $147,569, which was $102,596 in excess of its required net capital.

8. Commitments and Related Party Leases:

The Company leases its Chicago office facilities from the Parent under a sub-lease agreement expiring December 31, 2023, with an option to extend for an additional 12 months. The Company rents its UK office space from a third-party under a month-to-month lease agreement. The Chicago and UK leases provide for monthly rentals of $7,500 and 5,400 GBP, respectively.

Rent expense charged to operations was $135,806 for the year ended December 31, 2022. Rent expense paid to the Parent was $90,000 for the year ended December 31, 2022.

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in an operating sub-lease for office space, as described above. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The implicit rate of

8. Commitments and Related Party Leases – continued:

the Company's lease is not readily determinable, and accordingly, management has used the Company's incremental borrowing rate, which is defined as the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset or extend the lease term that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. Because the Company is reasonably certain to exercise the renewal options, the optional periods are included in determining the lease term, and associated payments under the renewal options are included in lease payments.

The Company conducts its operations from an office facility under a twelve month, with a twelve month renewal option, non-cancelable lease expiring in December, 2023 at a minimum monthly rate of $7,500.

Right of use assets under the above lease consist of the following:

Right of use assets	$172,712
Less: Accumulated amortization	(84,338)
Net	$88,374

Lease liabilities consist of the following:

Undiscounted cash payments	$90,000
Less: Discount (4.00%)	(1,626)
	$88,374

For the year ended December 31, 2022, operating lease expense for the Company's capitalized operating leases was $90,000. For the year ended December 31, 2022, rent and lease expenses under the Company's leases, including its short-term leases, totaled $135,806. As of December 31, 2022, the weighted-average remaining lease term for operating leases was 1.00 years.

The Company's minimum future annual rentals under the above leases are as follows:

2023	$ 90,000
	$ 90,000

9. Subsequent Events:

Management of the Company has reviewed and evaluated subsequent events from December 31, 2022, the financial statement date, through March 31, 2023, the date the financial statements were available to be issued.